Exhibit 4.13

CONSULTING AGREEMENT

This Consulting Agreement (this “Agreement”) is made and entered into as of December 12, 2024 but will be effective as of December 15, 2024 (the “Effective Date”) by and between Portage Development Services Inc. (the “Company”), and Arctos Strategy, LLC, a Delaware Limited Liability Company with an address at 47 Gingerbread Hill, Marblehead MA 01945 (“Consultant”) (each herein referred to individually as a “Party,” or collectively as the “Parties”).

The Company desires to retain Consultant as an independent contractor to perform consulting services for the Company, and Consultant is willing to perform such services, on the terms described below. In consideration of the mutual promises contained herein, the Parties agree as follows:

1.	Services and Compensation

A.              Consultant shall perform the services described in Exhibit A which is attached to this Agreement and made a part hereof (the “Services”) for the Company, which Services may include the creation of deliverables as outlined in Exhibit A or as otherwise created in the performance of the Services (the “Deliverables”), and the Company agrees to pay Consultant the compensation described in Exhibit A for Consultant’s performance of the Services. Each payment is conditioned on satisfactory progress and completion of all Services to the satisfaction of the Company. It is a material condition of this Agreement that Alexander Pickett (“Pickett”) complete the Services on behalf of the Consultant and that no other person shall perform any services under this Agreement on behalf of the Consultant.

B.               Each of Consultant and Pickett shall perform the Services to the best of such party’s ability and in a diligent, timely, professional, and workmanlike manner, in accordance with applicable law and performance standards generally prevailing in the industry. Each of Consultant and Pickett represent and warrant that such party has the professional expertise needed to perform the Services.

C.               The Parties acknowledge and agree that Consultant’s and Pickett’s fulfillment of obligations to the Company will not require Consultant’s or Pickett’s full business time. In the time that Consultant or Pickett are not providing the Services to the Company, Consultant or Pickett may accept other employment or engagements and may participate in any other activities but must first inform the Company’s Board of Directors (the “Board”).

2.	Confidentiality

A.              Definition of Confidential Information. “Confidential Information” means any non-public knowledge, data or information—in tangible, intangible, or any other form—related to the Company or its parents (including Portage Biotech, Inc.), subsidiaries, affiliates, successors, and assigns (collectively referred to as “Affiliates”) actual or anticipated business, products, research, or development, or to the Company or its Affiliates’ technical data, trade secrets, or know-how, including, but not limited to, business and strategic plans; methodologies and methods of doing business; software programs and subroutines; computer source and object code; algorithms; technology; data; formulae; programs; improvements; discoveries; ideas; engineering, hardware configuration information; developments, designs, and techniques; manufacturing know-how; product development and other research information; sources of supply; customer and vendor relationships and agreements; information regarding competitors; marketing, sales and expansion plans; financial plans and other financial information; pricing forecasts; cost margin analyses; bill of materials, schematics, engineering drawings; test plans, processes, procedures and methodologies; supplier sourcing strategies and pricing; management agreements; contractual agreements; intellectual property rights; copyrights; Deliverables; and Inventions. Confidential Information also includes (1) other information that is marked as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary; or (2) confidential information of third parties to which the Company or its Affiliates have confidentiality obligations and use restrictions. Notwithstanding the foregoing, “Confidential Information” does not include information that is generally available to and known to the public, which is not gained as result of a breach of this Agreement.

B.               Nonuse and Nondisclosure. Each of Consultant and Pickett agree that during and after the term of this Agreement, such party will hold in the strictest confidence, and take all reasonable precautions to prevent any unauthorized use or disclosure of Confidential Information, and will not (i) use Confidential Information for any purpose whatsoever other than for the benefit of the Company in the course of providing the Services, or (ii) disclose the Confidential Information to any third party without the prior written authorization of the Company. Each of Consultant and Pickett agree that such party obtains no title to any Confidential Information, and that as between Company, Consultant and Pickett, Confidential Information is property of the Company.

C.               No Improper Use of Others’ Confidential Information. Each of Consultant and Pickett agree that such party will not improperly use, disclose, or induce the Company to use any proprietary information or trade secrets of any former or current employer of Consultant or Pickett or other person or entity with which such party has an obligation to keep in confidence. Each of Consultant and Pickett also agrees that such party will not bring onto the Company’s premises or transfer onto the Company’s technology systems any document, proprietary information, or trade secret belonging to any third party unless disclosure to, and use by, the Company has been consented to in writing by such third party.

3.	Ownership

A.              Assignment of Inventions. Each of Consultant and Pickett agrees that all right, title, and interest in and to any material (whether or not copyrightable), notes, records, drawings, designs, inventions, improvements, developments, discoveries, ideas and trade secrets conceived, discovered, authored, invented, developed or reduced to practice by such party, solely or in collaboration with others, under this Agreement and arising out of, or in connection with, performing the Services under this Agreement, including but not limited to the Deliverables, and any copyrights, patents, trade secrets, mask work rights or other intellectual property rights (including all rights of action and claims for damages and benefits arising due to past and present infringement of said rights) relating to the foregoing (collectively, “Inventions”), shall be the sole property of the Company. Each of Consultant and Pickett hereby irrevocably delivers and assigns fully to the Company all right, title and interest in and to the Inventions. Each of Consultant and Pickett agrees to make full written disclosure to the Company of any Inventions promptly and to comply with periodic reporting requirements as requested by the Company.

B.               Pre-Existing Materials. Subject to Section 3.A, each of Consultant and Pickett will provide the Company with prior written notice if, in the course of performing the Services, such party incorporates into any Invention or utilizes in the performance of the Services any invention, discovery, idea, original works of authorship, development, improvements, trade secret, concept, or other proprietary information or intellectual property right owned by such party or in which such party has an interest, prior to, or separate from, performing the Services under this Agreement (“Prior Inventions”), and the Company is hereby granted a nonexclusive, royalty-free, perpetual, irrevocable, transferable, worldwide license (with the right to grant and authorize sublicenses) to make, have made, use, import, offer for sale, sell, reproduce, distribute, modify, adapt, prepare derivative works of, display, perform, and otherwise exploit such Prior Inventions, without restriction, including, without limitation, as part of or in connection with such Invention, and to practice any method related thereto. Each of Consultant and Pickett will not incorporate any invention, discovery, idea, original works of authorship, development, improvements, trade secret, concept, or other proprietary information or intellectual property right, including without limitation any free software or open source software, owned by any third party into any Invention without Company’s prior written permission.

C.               Moral Rights. The foregoing assignment to the Company of Inventions includes all rights of attribution, paternity, integrity, modification, disclosure and withdrawal, and any other rights throughout the world that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively, “Moral Rights”). To the extent that Moral Rights cannot be assigned under applicable law, each of Consultant and Pickett hereby waives and agrees not to enforce any and all Moral Rights, including, without limitation, any limitation on subsequent modification, to the extent permitted under applicable law.

D.              Third Party Content. Each of Consultant and Pickett shall not incorporate third- party text, information, data, images, software or other content (“Third Party Content”) into any Invention without first advising the Company and providing appropriate attribution. To the extent such use or incorporation requires a license, approval or permission, upon consultation with the Company, if requested by the Company, Consultant and/or Pickett will obtain the same so as to enable the Company to use, in accordance with this Agreement.

E.               Further Assurances. Each of Consultant and Pickett agrees to assist Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in Inventions in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments that the Company may deem necessary in order to apply for, register, obtain, maintain, defend, and enforce such rights, and in order to deliver, assign and convey to the Company, its successors, assigns and nominees the sole and exclusive right, title, and interest in and to all Inventions and testifying in a suit or other proceeding relating to such Inventions. Each of Consultant and Pickett further agrees that such party’s obligations under this Section 3.E shall continue after the termination of this Agreement.

F.               Attorney-in-Fact. Each of Consultant and Pickett agrees that, if the Company is unable because of such party’s unavailability, dissolution, mental or physical incapacity, or for any other reason, to secure such party’s signature with respect to any Inventions, including, without limitation, for the purpose of applying for or pursuing any application for any United States or foreign patents or mask work or copyright registrations covering the Inventions assigned to the Company in Section 3.A, then such party hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as such party’s agent and attorney-in-fact, to act for and on such party’s behalf to execute and file any papers and oaths and to do all other lawfully permitted acts with respect to such Inventions to further the prosecution and issuance of patents, copyright and mask work registrations with the same legal force and effect as if executed by such party. This power of attorney shall be deemed coupled with an interest, and shall be irrevocable.

4.                Conflicting Obligations. Each of Consultant and Pickett represents and warrants that such party has no agreements, relationships, or commitments to any other person or entity that conflict with the provisions of this Agreement, such party’s obligations to the Company under this Agreement, or such party’s ability to perform the Services. Notwithstanding the above, the Company acknowledges that each of Consultant and Pickett has numerous other commitments, including a longstanding consulting agreement with Juvenescence Ltd and its affiliates, Pickett’s role as a Director of a number of companies including Causeway Therapeutics, Ltd., Morphoceuticals, Inc., and other Juvenescence affiliated companies, and ongoing advisory work evaluating biotechnology investments for other clients, which may compete with the Company and place demands on the time of Consultant and Pickett (the “Competing Demands”). The Company acknowledges that in connection with the Competing Demands, each of Consultant and Pickett faces certain conflicts of interest with the Company. The Company agrees that it shall not be a violation of this Agreement for each of Consultant and Pickett to continue to engage in the Competing Demands so long as Consultant continues to provide the Services. By entering into this Agreement and performing the Services, each of Consultant and Pickett represent and warrant that such party has not and will not violate any consulting, employment, non-competition, proprietary information, confidentiality, or other agreement, or restriction with a present or former employer, principal, client, or other entity.

5.	Maintenance of Records and Reports

A.              Records. Consultant will keep complete, true, and accurate books of accounts and records obtained or generated in the course of providing the Services. Consultant agrees to maintain its books and records relating to the Services provided hereunder for a period of five (5) years from the date such work was completed, unless a longer period is requested by the Company or is required by applicable law. The Company may, upon its request, review, verify, and assess Consultant’s compliance with this Agreement and audit Consultant’s records relating to the Services.

6.	Return of Company Materials and Inventions

Each of Consultant and Pickett shall be responsible for the proper custody and care of any Company property furnished to such party for use in connection with this Agreement or purchased for this Agreement, and will reimburse Company for loss or damage of such property. Upon the termination of this Agreement, or upon the Company’s earlier request, each of Consultant and Pickett will immediately deliver to the Company, and will not keep in such party’s possession, recreate, or deliver to anyone else, any and all Company property, including, but not limited to, Confidential Information, Deliverables, other tangible embodiments of the Inventions, all devices and equipment belonging to the Company, all electronically- stored information and passwords to access such property, and any reproductions of any of the foregoing items that such party may have in such party’s possession or control. The above notwithstanding, each of the Consultant and Pickett shall have a right to retain one (1) copy of Confidential Information solely for the purpose of ensuring compliance with this Agreement.

7.                Equitable Relief. Each of Consultant and Pickett understand that the Company will sustain irreparable injury if such party violates Sections 2-6 of this Agreement. Each of Consultant and Pickett consents and agrees that the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance, or other equitable relief (in addition to any other remedies that the Company may have), without bond and without proving actual damages or the inadequacy of money damages, in any court of competent jurisdiction. Each of Consultant and Pickett agrees that the geographic boundaries, scope of prohibited activities, and the time duration of the provisions of this Agreement are reasonable and no broader than necessary to protect the legitimate business interests of the Company.

8.	Term and Termination

A.              Term. The term of this Agreement will begin on the Effective Date of this Agreement and will continue until March 15, 2025, unless terminated earlier as provided in Section 8.B, or unless mutually extended by the Parties on a month-to-month basis. Consultant agrees to use Consultant’s reasonable efforts to provide for a proper transition and wind-down of Consultant’s activities hereunder in connection with any termination of this Agreement for any reason.

B.               Termination. The Company or Consultant may terminate this Agreement, at any time and for any reason, upon giving the other Party thirty (30) days’ prior written notice of such termination pursuant to Section 12.G of this Agreement. The Company may also terminate this Agreement immediately and without prior notice (i) if Consultant refuses to or is unable to perform the Services, or (ii) if Consultant is in breach of any material provision of this Agreement. This Agreement may be terminated immediately upon mutual agreement of the Company and Consultant.

9.	Independent Contractor; Benefits

A.              Independent Contractor. It is the express intention of the Company and Consultant that Consultant perform the Services as an independent contractor to the Company, and all of the terms and conditions of this Agreement shall be interpreted in light of that relationship. Nothing in this Agreement shall in any way be construed to constitute Consultant as an agent, employee, partner, joint venturer or representative of the Company. Consultant shall have sole and exclusive control over the manner and means of performing the Services and shall complete the Services in accordance with Consultant’s own means and methods of work, while reporting directly to the Board of Directors.

B.               Benefits. The Company and Consultant agree that Consultant will be ineligible to participate in, and will receive no, Company-sponsored benefits from the Company including but not limited to vacation, sick leave, medical insurance, or pension or retirement savings. The Consultant will be solely responsible for obtaining the Consultant’s own benefit plan coverage and insurance. Without limiting the foregoing, Consultant is not entitled to any compensation or benefits from the Company other than what is expressly set forth in this Agreement.

C.               Taxes. Consultant will be solely responsible for and pay all taxes under any applicable law in connection with the Company’s payments to Consultant. Consultant hereby accepts exclusive liability for the payment of all taxes or contributions for employment/unemployment insurance, pensions, annuities or other payments which are measured by payments to Consultant for the performance of the Services. Consultant agrees to comply with all applicable law respecting the assumption of liability for such taxes and contributions. Consultant agrees fully to defend, indemnify and hold harmless the Company from the payment of taxes, interest, penalties or contributions which are required of the Company by any government agency at any time as the result of payment of the amounts set forth in this Agreement or which the Company may otherwise be compelled to pay.

10.	Rights Not Subject to Limitation

A.               Notwithstanding anything in this Agreement, each of Consultant and Pickett may disclose, without violating the terms of this Agreement, Confidential Information that such party is specifically required by court order, subpoena or law to disclose, but agrees to immediately inform the Company upon having a duty to disclose, to cooperate with the Company in obtaining a protective order or other confidentiality protection, and to disclose only that portion of Confidential Information that is legally required to be disclosed. Each of Consultant and Pickett further understands and acknowledges that nothing in this Agreement or any other agreement or policy prohibits them from reporting possible violations of law to any governmental agency or entity or self-regulatory organization, cooperating with any such governmental agency or entity or self-regulatory organization in connection with any such possible violation, or making other disclosures or taking other actions that are protected under law.

B.               In accordance with the Defend Trade Secrets Act of 2016, Consultant understands that Consultant will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (a) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (b) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual suing for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his or her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order.

11.             Indemnification. The Company agrees to defend, indemnify (including, without limitation, by providing for the advancement of expenses and reasonable attorneys’ fees) and hold harmless Consultant and Pickett for any and all acts taken or omitted to be taken by such party hereunder (except for bad faith, gross negligence or willful misconduct) as if such party was a director of the Company as provided in the charter and bylaws of the Company in accordance with the same terms, conditions, limitations, standards, duties, rights and obligations as a director. If, during the Term, the Company enters into an indemnification or similar agreement covering such indemnification matters with any Company director, the Company will offer and enter into a similar indemnification agreement with the Consultant. The provisions of this Section shall survive any termination of this Agreement. In addition, until the five (5) year anniversary of the termination or expiration of this Agreement, the Company shall maintain in effect liability insurance coverage for the Consultant and Pickett (as an insured person) with respect to such service under this Agreement, on the same or more favorable terms and conditions as under the liability insurance policies of the Company in effect as of the date of this Agreement. For the avoidance of doubt, nothing herein shall be construed to require the Company to pay Consultant’s or Pickett’s attorney’s fees in the event Consultant or Pickett makes a claim against the Company.

12.	Miscellaneous

A.              Governing Law; Consent to Personal Jurisdiction. This Agreement shall be governed by the laws of the Delaware, without regard to the conflicts of law provisions of any jurisdiction. To the extent that a claim arising under or relating to this Agreement is made, Consultant hereby consents to the exclusive jurisdiction and venue of the state and federal courts with jurisdiction over Delaware.

B.               Assignability. This Agreement will be binding upon Consultant’s heirs, executors, assigns, administrators, and other legal representatives, and will be for the benefit of the Company, its successors, and its assigns. There are no intended third-party beneficiaries to this Agreement, except as expressly stated. Except as may otherwise be provided in this Agreement, Consultant may not assign, delegate, or transfer any rights or obligations under this Agreement, and any such attempted assignment, delegation or transfer shall be null and void. Notwithstanding anything to the contrary herein, Company may assign this Agreement and its rights and obligations under this Agreement to an Affiliate of the Company or any successor to all or substantially all of Company’s relevant assets, whether by merger, consolidation, reorganization, reincorporation, sale of assets or stock, change of control or otherwise. Consultant may not subcontract any obligation to be performed or owed under this Agreement without the prior written consent of the Company. Consent by the Company to any subcontract will not be deemed to create a contractual relationship between the Company and the subcontracting party or assignee, and Consultant remains responsible for performance of the Services required by this Agreement.

C.               Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter herein and supersedes all prior written and oral agreements, discussions, or representations between the Parties. Consultant represents and warrants that Consultant is not relying on any statement or representation not contained in this Agreement. To the extent any terms set forth in any exhibit or schedule conflict with the terms set forth in this Agreement, the terms of this Agreement shall control unless otherwise expressly agreed by the Parties in such exhibit or schedule.

D.              Headings. Headings are used in this Agreement for reference only and shall not be considered when interpreting this Agreement.

E.               Severability and Reformation. If any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad, it shall be construed by limiting and reducing it to be enforceable to the maximum extent compatible with applicable law. In case any one or more of the provisions, subsections, or sentences contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

F.               Modification, Waiver. No modification of or amendment to this Agreement, including Exhibit A hereto, nor any waiver of any rights under this Agreement, will be effective unless in a writing signed by the Parties. Waiver by the Company of a breach of any provision of this Agreement will not operate as a waiver of any other or subsequent breach.

G.              Notices. Any notice or other communication required or permitted by this Agreement to be given to a Party shall be in writing and shall be deemed given (i) if delivered personally or by commercial messenger or courier service, (ii) when sent by email, or (iii) if mailed by U.S. registered or certified mail (return receipt requested), to the Party at the Party’s address written below or at such other address as the Party may have previously specified by like notice. If by mail, delivery shall be deemed effective three business days after mailing in accordance with this Section 12.G.

(1)             If to the Company, to: Justin Stebbing, Chair of the Board, at 105 Wigmore Street, 6th floor, London, England W1U 1QY Email: justinstebbing@gmail.com; or such other address as provided to Consultant and Pickett.

(2)             If to Consultant or Pickett, to the address for notice on the signature page to this Agreement or, if no such address is provided, to the last address of Consultant or Pickett, as applicable, provided by Consultant or Pickett, as applicable, to the Company.

Notice of change of address shall be effective only when done in writing and sent in accordance with the provisions of this Section.

H.              Signatures. This Agreement may be signed in two counterparts, each of which shall be deemed an original, with the same force and effectiveness as though executed in a single document.

IN WITNESS WHEREOF, the Parties hereto have executed this Consulting Agreement as of the date first written above.

ARCTOS STRATEGY, LLC	PORTAGE DEVELOPMENT SERVICES INC.
By: /s/ Alexander Pickett	By: /s/ Steven Mintz
Name: Alexander Pickett	Name: STEVEN MINTZ
Title: Managing Member	Title: DIRECTOR

For Sections 1, 2, 3, 4, 6, 7, 10 and Exhibit A Only

ALEXANDER PICKETT

/s/ Alexander Pickett

Consultant Address for Notice:

Email:

EXHIBIT A

SERVICES

1.	Services. The Consultant will provide the following services through Pickett:

As of December 15, 2024, the Board has appointed Pickett to serve as the interim non-employee CEO of the Company, to provide management services, to evaluate strategic transactions on behalf of the Board of Directors, and to assist with the transition of the CEO position to such individual as may hereafter be designated by the Board. The key issues for Pickett to address that are significant to such engagement will be determined by the Board. Subsequent to the time that the Company has engaged and elected a successor CEO and if the Board so desires, Pickett shall continue to serve (and shall be duly elected) as a senior executive officer of the Company during the remaining Term in such specific senior executive officer position as the Board shall determine, provided Pickett’s duties shall remain the same subject to the transition of duties to the successor CEO.

Pickett will devote approximately eight hours per week of his working time to this engagement during the Term (as directed by the Board of Directors), notwithstanding the Competing Demands. In the course of performing his responsibilities under this Agreement, Pickett will report directly to the Board.

It is understood and agreed by the Company, in light of the fact that the Pickett will spend only approximately eight hours per week of working time serving the Company under this Agreement, that the actual times or days of service by the Pickett (and his location when rendering such services to the Company) will be flexible and at Pickett’s reasonable discretion, consistent with past practice.

2.                Compensation. The Consultant shall be paid $1.00 per month, to be paid on the first of each month during the Term. For the avoidance of doubt for the partial months of December 2024 and March 2025 (unless otherwise extended), the payment for such month will be pro-rated.